Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 4, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on June 27, 2023, as the third tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
29/08/2023	3,019	289.6969	874,595.00	—	—	—	—	3,019	289.6969	874,595.00
30/08/2023	10,152	293.3786	2,978,379.10	—	—	—	—	10,152	293.3786	2,978,379.10
31/08/2023	3,950	294.2079	1,162,121.40	12,565	318.3288	3,999,801.37	3,680,347.23	16,515	293.2164	4,842,468.63
01/09/2023	30,124	286.9979	8,645,525.70	14,632	307.5417	4,499,950.15	4,149,714.27	44,756	285.8888	12,795,239.97
Total	47,245	289.1443	13,660,621.20	27,197	312.5253	8,499,751.53	7,830,061.50	74,442	288.6903	21,490,682.70

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till September 1, 2023, the total invested consideration has been:
•Euro 72,217,995.70 for No. 249,579 common shares purchased on the EXM;
•USD 42,043,201.50 (Euro 38,280,232.56*) for No. 131,920 common shares purchased on the NYSE.

As of September 1, 2023, the Company held in treasury No. 12,937,605 common shares equal to 5.04% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until September 1, 2023, the Company has purchased a total of 2,013,147 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 469,695,483.78.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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